Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274914

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated October 20, 2023)

ACLARION, INC.

12,000,000 Shares of Common Stock

This prospectus supplement No. 2 updates, amends and supplements the prospectus dated October 20, 2023 (the “Prospectus”), relating to the offering and resale by White Lion Capital LLC (“White Lion” or the “Selling Securityholder”) of up to 12,000,000 shares of our common stock, par value $0.00001 per share, which includes 187,500 shares of our common stock issued to the Selling Securityholder as commitment shares (the “Commitment Shares”).

The shares of common stock being offered by the Selling Securityholder have been or may be issued and sold to the Selling Securityholder pursuant to the purchase agreement (the “Purchase Agreement”) effective as of October 9, 2023, that we entered into with White Lion. See “The White Lion Transaction” in the Prospectus for a description of the Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

This prospectus supplement incorporates into our prospectus the information contained in our Quarterly Report on Form 10-Q for the period ending September 30, 2023 filed with the SEC on November 14, 2023, which is attached.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 18 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2023.

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Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 001-41358

ACLARION, INC.
(Exact name of registrant as specified in its charter)

Delaware	47-3324725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

8181 Arista Place, Suite 100

Broomfield, Colorado 80021

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (833) 275-2266

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	ACON	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Common stock	ACONW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

As of November 14, 2023, there were 8,793,010 shares of the registrant's common stock, $0.00001 par value per share, outstanding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this Quarterly Report on Form 10-Q, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this Quarterly Report on Form 10-Q, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. Forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those indicated (both favorably and unfavorably). These risks and uncertainties include, but are not limited to, those described in the Risk Factors section of the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2022 (the Form 10-K/A) dated June 12, 2023, as filed with the Securities and Exchange Commission on June 12, 2023, under Rule 424(b)(4). Caution should be taken not to place undue reliance on any such forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this Quarterly Report on Form 10-Q and the documents that we reference in this Quarterly Report on Form 10-Q and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward- looking statements in this Quarterly Report on Form 10-Q by these cautionary statements.

2

3

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

Aclarion, Inc.

Condensed Balance Sheets

	Sept 30, 2023	Dec 31, 2022
	(Unaudited)	(restated)
ASSETS
Current assets:
Cash	$161,450	$1,472,806
Restricted cash	10,000	10,000
Accounts receivable	21,189	18,569
Prepaids and other current assets	172,309	199,701
Total current assets	364,948	1,701,076

Non-current assets:
Property and equipment, net	2,063	3,346
Intangible assets, net	1,176,208	1,210,207
Total non-current assets	1,178,271	1,213,553

Total assets	$1,543,219	$2,914,629

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$686,198	$462,202
Accrued and other liabilities	379,119	226,469
Note payable, net of discount	727,536	–
Warrant liability	210,910	–
Derivative liability	367,436	–
Total current liabilities	2,371,199	688,671

Stockholders' equity
Common stock - $0.00001 par value, 200,000,000 authorized and 8,230,510 and 7,861,515 shares issued and outstanding (see Note 12)	82	79
Additional paid-in capital	42,188,117	41,596,032
Accumulated deficit	(43,016,179)	(39,370,153)
Total stockholders’ equity (deficit)	(827,980)	2,225,958

Total liabilities and stockholders’ equity (deficit)	$1,543,219	$2,914,629

See accompanying notes to condensed financial statements.

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Aclarion, Inc.

Condensed Statements of Operations

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
		(restated)		(restated)
Revenue
Revenue	$19,065	$18,222	$61,607	$37,924
Cost of revenue	19,558	17,028	56,312	48,009
Gross profit (loss)	(493)	1,194	5,295	(10,085)

Operating expenses:
Sales and marketing	192,896	159,388	577,969	353,456
Research and development	198,252	290,966	652,657	848,995
General and administrative	770,534	1,184,100	2,524,308	3,406,572
Total operating expenses	1,161,682	1,634,454	3,754,934	4,609,023

(Loss) from operations	(1,162,175)	(1,633,260)	(3,749,640)	(4,619,108)

Other income (expense):
Interest expense	(166,332)	(2,070)	(214,850)	(1,505,477)
Change in value of warrant and derivative liabilities	330,252	–	318,452	–
Other, net	245	2,297	11	602
Total other income (expense)	164,165	227	103,613	(1,504,875)

(Loss) before income taxes	(998,010)	(1,633,033)	(3,646,027)	(6,123,983)
Income tax provision	–	–	–	–
Net (loss)	$(998,010)	$(1,633,033)	$(3,646,027)	$(6,123,983)

Dividends accrued for preferred stockholders	–	–	–	(415,523)
Net (loss) allocable to common stockholders	$(998,010)	$(1,633,033)	$(3,646,027)	$(6,539,506)
Net (loss) per share allocable to common shareholders	$(0.12)	$(0.20)	$(0.44)	$(1.17)
Weighted average shares of common stock outstanding, basic and diluted	8,526,854	7,821,515	8,255,606	5,522,950

See accompanying notes to condensed financial statements.

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Aclarion, Inc.

Condensed Statements of Changes in Stockholders' Equity (Deficit)

(unaudited)

	Series A		Series A-1, A-2, A-3, A-4		Series B, B-1		Series B-2, B-3
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock
	Shares	Value	Shares	Value	Shares	Value	Shares	Value*

Balance, December 31, 2021	–	$–	6,247,695	$62	12,434,500	$124	5,812,809	$–
Preferred stock dividend payable	–	–	–	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	–	–
Net income (loss)	–	–	–	–	–	–	–	–
Balance, March 31, 2022	–	$–	6,247,695	$62	12,434,500	$124	5,812,809	$–

Issuance of warrants	–	–	–	–	–	–	–	–
Exercise of convertible note warrants	–	–	–	–	–	–	–	–
Preferred stock dividend payable	–	–	–	–	–	–	–	–
Conversion of preferred dividends payable to common stock	–	–	–	–	–	–	–	–
Conversion of preferred stock to common stock	–	–	(6,247,695)	(62)	(12,434,500)	(124)	(5,812,809)	–
Conversion of accrued interest on promissory notes	–	–	–	–	–	–	–	–
Issuance of common stock and warrants related to IPO, net issuance costs	–	–	–	–	–	–	–	–
IPO issuance costs	–	–	–	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	–	–
Net income (loss)	–	–	–	–	–	–	–	–
Balance, June 30, 2022	–	$–	–	$–	–	$–	–	$–

Share-based compensation	–	–	–	–	–	–	–	–
Net income (loss)	–	–	–	–	–	–	–	–
Balance, Sept 30, 2022	–	$–	–	$–	–	$–	–	$–

Balance, December 31, 2022	–	$–	–	$–	–	$–	–	$–
Share-based compensation	–	–	–	–	–	–	–	–
Proceeds from sale of Series A preferred stock	1	1,000	–	–	–	–	–	–
Redemption of Series A Preferred stock	(1)	(1,000)	–	–	–	–	–	–
Net income (loss)	–	–	–	–	–	–	–	–
Balance, March 31, 2023	–	$–	–	$–	–	$–	–	$–

Share-based compensation	–	–	–	–	–	–	–	–
Issuance of common shares	–	–	–	–	–	–	–	–
Issuance of warrants	–	–	–	–	–	–	–	–
Net income (loss)	–	–	–	–	–	–	–	–
Balance, June 30, 2023	–	$–	–	$–	–	$–	–	$–

Share-based compensation	–	–	–	–	–	–	–	–
Issuance of common shares	–	–	–	–	–	–	–	–
Issuance of warrants	–	–	–	–	–	–	–	–
Net income (loss)	–	–	–	–	–	–	–	–
Balance, Sept 30, 2023	–	$–	–	$–	–	$–	–	$–

*	Series B2 and B3 Preferred Stock amounts reflected in mezzanine equity in the relevant reporting periods.

(continued)

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Aclarion, Inc.

Condensed Statements of Changes in Stockholders' Equity (Deficit)

(unaudited)

(continued)

	Common Stock		Additional	Accumulated
	Shares	Value	Paid-In Capital	Deficit	Total

Balance, December 31, 2021	905,685	$9	$19,054,234	$(31,886,036)	$(12,831,606)
Preferred stock dividend payable	–	–	–	(287,315)	(287,315)
Share-based compensation	–	–	23,122	–	23,122
Net income (loss)	–	–	–	(936,088)	(936,088)
Balance, March 31, 2022	905,685	$9	$19,077,356	$(33,109,439)	$(14,031,887)

Issuance of warrants	–	–	1,280	–	1,280
Exercise of convertible note warrants	60,408	1	(1)	–	–
Preferred stock dividend payable	–	–	–	(128,208)	(128,208)
Conversion of preferred dividends payable to common stock	984,537	10	4,272,411	–	4,272,420
Conversion of preferred stock to common stock	3,279,117	33	7,102,441	–	7,102,287
Conversion of accrued interest on promissory notes	426,768	4	1,855,154	–	1,855,158
Issuance of common stock and warrants related to IPO, net issuance costs	2,165,000	22	8,552,318	–	8,552,340
IPO issuance costs	–	–	(530,463)	–	(530,463)
Share-based compensation	–	–	701,505	–	701,505
Net income (loss)	–	–	–	(3,554,862)	(3,554,862)
Balance, June 30, 2022 (restated)	7,821,515	$78	$41,032,001	$(36,792,509)	$4,239,570

Share-based compensation	–	–	326,199	–	326,199
Net income (loss)	–	–	–	(1,633,033)	(1,633,033)
Balance, Sept 30, 2022 (restated)	7,821,515	$78	$41,358,200	$(38,425,542)	$2,932,737

Balance, December 31, 2022	7,861,515	$79	$41,596,032	$(39,370,153)	$2,225,958
Share-based compensation	–	–	82,531	–	82,531
Proceeds from sale of Series A preferred stock	–	–	–	–	1,000
Redemption of Series A Preferred stock	–	–	–	–	(1,000)
Net income (loss)	–	–	–	(1,183,460)	(1,183,460)
Balance, March 31, 2023	7,861,515	$79	$41,678,563	$(40,553,613)	$1,125,029

Share-based compensation	–	–	136,631	–	136,631
Issuance of common shares	339,360	3	175,616	–	175,619
Issuance of warrants	–	–	37,500	–	37,500
Net income (loss)	–	–	–	(1,454,557)	(1,464,557)
Balance, June 30, 2023	8,200,875	$82	$42,028,310	$(42,018,169)	$10,223

Share-based compensation	–	–	137,307	–	137,307
Issuance of common shares	29,635	0	0	–	–
Issuance of warrants	–	–	22,500	–	22,500
Net income (loss)	–	–	–	(998,010)	(998,010)
Balance, Sept 30, 2023	8,230,510	$82	$42,188,117	$(43,016,179)	$(827,980)

See accompanying notes to condensed financial statements.

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Aclarion, Inc.

Condensed Statements of Cash Flows

(unaudited)

	Nine Months Ended September 30,
	2023	2022
		(restated)
Cash flows from operating activities
Net (loss)	$(3,646,027)	$(6,123,983)
Adjustments to reconcile net (loss) to net cash used in operation activities:
Depreciation and amortization	120,886	104,352
Share-based compensation	356,469	1,050,826
Amortization of deferred issuance costs	156,159	–
Change in fair value of warrants and derivative	(318,452)	–
Non-cash interest related to bridge funding	48,954	–
Loss on disposal of furniture and equipment	–	3,792
Interest conversion discount settled in equity	–	1,299,507
Change in assets and liabilities
Accounts receivable	(9,409)	(19,220)
Prepaids and other current assets	34,182	(42,802)
Accounts payable	207,771	(347,026)
Accrued and other liabilities	103,695	59,784
Promissory and convertible notes	32,607	–
Accrued interest on promissory and convertible notes	–	200,712
Net cash (used in) operations	(2,913,165)	(3,814,059)

Cash flows from investing activities
Intangible assets - Patents	(85,603)	(160,622)
Proceeds from sale of furniture	–	1,000
Net cash (used in) investing activities	(85,603)	(159,622)

Cash flows from financing activities
Proceeds from bridge funding	2,000,000	–
IPO/bridge funding issuance costs	(312,588)	(365,060)
Repayment of promissory notes	–	(2,000,000)
Issuance of common stock and warrants related to IPO, net deductions	–	8,552,318
Proceeds from sale of Series A preferred stock	1,000	–
Redemption of Series A Preferred stock	(1,000)	–
Net cash provided by financing activities	1,687,412	6,187,258

Net cash increase (decrease) for period	(1,311,356)	2,213,577
Cash and restricted cash, beginning of period	1,482,806	452,530
Cash and restricted cash, end of period	$171,450	$2,666,107

Non- cash activities
Dividends accrued on preferred shares	–	$415,523
Conversion of preferred stock to common stock	–	$25,754,379
Conversion of preferred stock dividends to common stock	–	$4,272,421
Conversion of accrued interest on promissory notes to common stock and warrants	–	$1,856,438
Issuance of underwriter's warrants related to IPO	–	$199,246
Designation of prepaid expenses to IPO issuance costs	–	$165,403
Fair value of warrants and derivative related to first tranche bridge funding	$742,988	–
Fair value of warrants and derivative related to second tranche bridge funding	$153,810	–
Issuance of commitment shares related to bridge funding	$175,619	–
Accrued debt issuance costs related to bridge funding	$16,225	–
Issuance of warrants related to bridge funding	$60,000	–
Original issuance discount (15%) related to bridge funding	$300,000	–

See accompanying notes to condensed financial statements.

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Aclarion, Inc.

Notes to Condensed Financial Statements

(unaudited)

NOTE 1. THE COMPANY AND BASIS OF PRESENTATION

The Company

Aclarion, Inc., formerly Nocimed, Inc., (the “Company”, “we”, or “Aclarion”) is a healthcare technology company that leverages magnetic resonance spectroscopy (“MRS”), and a proprietary biomarker to optimize clinical treatments. The Company was formed in February 2015, is incorporated in Delaware, and has its principal place of business in Broomfield, Colorado.

Basis of Presentation

The accompanying condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information required by U.S. GAAP for complete financial statements. The interim condensed financial statements reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair representation of the results for the periods presented and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2022, which include a complete set of footnote disclosures, including our significant accounting policies. The December 31, 2022 condensed balance sheet was derived from the December 31, 2022 audited financial statements. They should be read in conjunction with the financial statements and notes thereto included in our Annual report on Form 10-K/A, filed with the SEC on June 12, 2023. The results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year or for any other future period.

Risks and Uncertainties

The Company is subject to various risks and uncertainties frequently encountered by companies in the early stages of development. Such risks and uncertainties include, but are not limited to, its limited operating history, competition from other companies, limited access to additional funds, dependence on key personnel, and management of potential rapid growth. To address these risks, the Company must, among other things, develop its customer base; implement and successfully execute its business and marketing strategy; develop follow-on products; provide superior customer service; and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.

We have received deficiency letters from The Nasdaq Stock Market LLC (“Nasdaq”) that we are not in compliance with Nasdaq’s (i) minimum bid price requirement of at least $1.00 per share and (ii) the requirement to have at least $2,500,000 in stockholders’ equity (the “Stockholders’ Equity Requirement”).

9

On August 4, 2023, we received a notice from Nasdaq indicating that we were not in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Bid Price Requirement”). This notice indicated that the Company will be provided 180 calendar days in which to regain compliance. If at any time during this 180 calendar day period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of ten consecutive business days, the Nasdaq staff (the “Staff”) will provide the Company with a written confirmation of compliance and the matter will be closed. Alternatively, if the Company fails to regain compliance with Rule 5550(a)(2) prior to the expiration of the initial 180 calendar day period, the Company may be eligible for an additional 180 calendar day compliance period, provided (i) it meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the Bid Price Requirement) and (ii) it provides written notice to Nasdaq of its intention to cure this deficiency during the second compliance period by effecting a reverse stock split, if necessary. In the event the Company does not regain compliance with Rule 5550(a)(2) prior to the expiration of the initial 180 calendar day period, and if it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is not otherwise eligible, the Staff will provide the Company with written notification that its securities are subject to delisting from The Nasdaq Capital Market. At that time, the Company may appeal the delisting determination to a Hearings Panel. The Company intends to consider all options to regain compliance with all Nasdaq continued listing requirements.

On March 3, 2023, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on Nasdaq to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. At December 31, 2022, we reported stockholders’ equity of $1,787,751 (prior to restatement, see Note 4 of form 10-K/A filed June 12, 2023), and, as a result, we did not satisfy Listing Rule 5550(b)(1). Nasdaq allowed us a period of 45 calendar days from the date of the letter, or until April 17, 2023, to submit a plan to regain compliance with the stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1). We submitted such a plan to Nasdaq on April 12, 2023. On April 20, 2023, the Company received a letter from Nasdaq granting us an additional 180-day period, or until August 30, 2023, to regain compliance with Nasdaq Listing Rule 5550(b)(1).

On August 31, 2023, the Nasdaq staff notified us that we had not met the terms required to be granted an additional 180-day period to regain compliance with the Stockholders’ Equity Requirement. Accordingly, the Nasdaq staff had determined to delist the Company’s common stock from Nasdaq. The Company requested a hearing before a hearings panel (the “Panel”) to appeal the delisting notice from the staff. The Company's hearing with the Panel occurred on October 19, 2023.

On November 7, 2023, the Company was notified by the Nasdaq Hearings Panel that the Company’s request for continued listing on Nasdaq was granted, subject to the Company demonstrating compliance with the Equity and Bid Price Rules on or before January 31, 2024. The Panel has the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted.

Initial Public Offering

On April 26, 2022, the Company completed its initial public offering (“IPO”) of 2,165,000 units, at a public offering price of $4.35 per unit. Each unit consisted of (i) one share of common stock and (ii) one common stock warrant with an exercise price of $4.35 per share. Following the commencement of the IPO, the underwriters partially exercised their over-allotment option and purchased an additional 324,750 common stock warrants. After deducting underwriter's commissions and expenses, the Company received net proceeds of approximately $8.6 million, and our common stock and warrants started trading on Nasdaq under the ticker symbols “ACON” and “ACONW”, respectively.

Concurrently with the IPO, holders of the Company’s promissory notes, along with accrued interest, and preferred stock, along with accrued dividends, and certain outstanding common stock warrants were converted into 4,750,830 shares of the Company’s common stock and 426,768 common stock warrants.

In connection with the IPO, we issued to the representative of the underwriters a common stock warrant for 173,200 shares with an exercise price of $5.44 per share. The representative's warrants were exercisable commencing October 26, 2022, and will expire on April 26, 2027.

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NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to depreciation, amortization, and valuation of warrants and options to purchase shares of the Company's common stock. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that are accessible by the Company on the measurement date.

Level 2 - Quoted prices in markets that are not active or inputs which are either directly or indirectly observable.

Level 3 - Unobservable inputs for the instrument requiring the development of assumptions by the Company.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (“FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying values of the Company’s financial instruments including cash equivalents, restricted cash, accounts receivable, and accounts payable are approximately equal to their respective fair values due to the relatively short-term nature of these instruments. The Company’s warrant liabilities and derivative liabilities are estimated using level 3 inputs (see Note 3).

Derivative Financial Instruments

The Company has derivative financial instruments that are not hedges and do not qualify for hedge accounting. Changes in the fair value of these instruments are recorded in other income (expenses), on a net basis in the Consolidated Statements of Operations and Comprehensive Loss.

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Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at September 30, 2023 and December 31, 2022. The Company maintains cash deposits at several financial institutions, which are insured by the FDIC up to $250,000. The Company’s cash balance may at times exceed these limits. On September 30, 2023, and December 31, 2022, the Company had $0 and $1,229,863, respectively, in excess of federally insured limits. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company maintains no international bank accounts. As of September 30, 2023, the Company reported cash of $161,450 and restricted cash of $10,000 which aggregates to $171,450 and is reported on the statement of cash flows as cash and restricted cash.

Accounts Receivable, Less Allowance for Doubtful Accounts

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. The allowance for doubtful accounts was $0 on September 30, 2023, and December 31, 2022.

Revenue Recognition

Revenues are recognized when a contract with a customer exists, and at that point in time when we have delivered a Nociscan report to our customer. Revenue is recognized in the amount that reflects the negotiated consideration expected to be received in exchange for those reports. Following the delivery of the report, the company has no ongoing obligations or services to provide to the customer. Customers pay no other upfront, licensing, or other fees. To date, our reports are not reimbursable under any third-party payment arrangements, The Company invoices its customers based on the billing schedules in its sales arrangements. Payment terms range generally from prepayment to 90 days from the date of invoice.

Liquidity, Capital Resources and Going Concern

The Company had a cash and restricted cash balance of $171,450 as of September 30, 2023. On May 16, 2023, we entered into a securities purchase agreement with accredited investors for unsecured non-convertible note financing. The Company received $1,250,000 of gross proceeds in connection with the first tranche closing of this financing. The Company had the option, subject to certain conditions, to close on a second tranche of this financing. On September 1, 2023, the Company closed the second tranche of this financing. The Company received an additional $750,000 of gross proceeds in connection with the second tranche closing of this financing.

This interim bridge funding should allow the Company to operate into the fourth quarter of 2023. Management is actively managing our cash position and working to secure longer-term funding in the fourth quarter of 2023.

As a result of the Company’s recurring losses from operations and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

Share-Based Compensation

The Company issues stock-based compensation awards to employees and directors in the form of stock options. The Company measures and recognizes compensation expense for all stock-based awards based on the awards’ fair value. Share-based compensation for stock options awards is measured on the date of grant using a Black-Scholes-Merton option pricing model.

Awards vest either on a graded schedule or at the grant date. The Company determines the fair value of each award as a single award and recognizes the expense on a straight-line basis over the service period of the award, which is generally the vesting period. The exercise price of stock options granted is equal to the fair market value of the Company’s common stock on the date of grant. Stock options expire ten years from the date of grant.

The Company has issued restricted stock units (“RSUs”) under the 2022 Plan to certain consultants that have a combination of time-based and performance-based vesting. The Company measures and recognizes compensation expense for all stock-based awards based on the awards’ fair value. The grant date fair value for a RSU is the market price of the common stock on the date of grant. One share of common stock (or its cash equivalent, at the discretion of the Company) is issued for each RSU that vests.

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Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay the adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period to comply with certain new or revised accounting standards that have different effective dates for public and private companies.

NOTE 3. FAIR VALUE MEASUREMENTS

In accordance with ASC 820 (Fair Value Measurements and Disclosures), the Company uses various inputs to measure the outstanding warrants, certain embedded redemption features associated with the senior note to Aclarion, Inc. on a recurring basis to determine the fair value of the liability.

	Fair value measured as of September 30, 2023
	Fair value on Sept 30, 2023	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Warrant liability	$210,910	$–	$–	$210,910
Derivative Liability	367,436	–	–	367,436
Total Fair value	$578,346	$–	$–	$578,346

There were no transfers between Level 1, 2, and 3 during the period ended September 30, 2023, and the year ended December 31, 2022.

The following table presents changes in Level 3 liabilities measures at fair value for the period ended September 30, 2023, and the year ended December 31, 2022. Both observable and unobservable inputs were used to determine the fair value positions that the Company has classified within the Level 3 category.

	Warrant Liability	Derivative Liability	Total
Balance - January 1, 2023	$–	$–	$–
Additional warrant and derivative liability	579,818	316,980	896,798
Change in fair value	(368,908)	50,456	(318,452)
Balance - September 30, 2023	$210,910	$367,436	$578,346

The fair value of the embedded derivative liabilities associated with the Senior Notes Payable was estimated using a probability weighted discounted cash flow model to measure the fair value. This involves significant Level 3 inputs and assumptions including an (i) estimated probability and timing of certain financing events and event of default, and (ii) the Company’s risk-adjusted discount rate.

The fair value of the warrants to purchase shares of common stock was estimated using a Monte Carlo simulation using the following assumptions.

	As of Issuance	As of Sept 30, 2023
	Warrant Liability	Warrant Liability
Strike Price	$0.63	$0.63
Contractual term (years)	5.0	5.0
Volatility (annual)	80.0%	80.0%
Risk-free rate	3.52%	4.64%
Floor Financing price	$0.50	$0.50

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NOTE 4. RECENT ACCOUNTING PRONOUNCEMENTS

In August 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. The guidance also modifies how certain convertible instruments, that may be settled in cash or shares, impact the calculation of diluted earnings per share. ASU 2020-06 allows for a modified or full retrospective method of transition. This update is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. The Company adopted this standard as of April 1, 2022, using the modified retrospective approach. The adoption of this guidance did not have a material impact on the accompanying unaudited condensed consolidated financial statements.

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology, that is referred to as a current expected loss methodology (CECL). CECL was required to be implemented for small business reporting companies after December 31, 2022. The measurement of expected losses under the CECL methodology is applicable to financial assets measured at amortized cost, including trade receivables, loan receivables and held-to-maturity debt securities. It also applies to off balance sheet credit exposures not accounted for as insurance, loan commitments, standby letters of credit, financial guarantees, and similar instruments and net investment in leases, as accounted for by the lessor under ASC 842. In addition, ASC 326 made changes to the available for-sale debt securities. One such change is to require credit losses be accounted for as an allowance instead of a write-down on available for-sale securities that management does not intend to sell, or believes it is more likely than not that they will be required to sell.

The Company has adopted ASC 326 using the retrospective approach for all financial assets measured at amortized cost, which consists of trade receivables. The Company estimates the likelihood of collection considering trade receivables-based factors such as the creditworthiness of its customers. There are no off-balance sheet assets or guarantees. The Company recorded no change to retained earnings due to the adoption of ASC 326.

As of this date, the Company has not purchased, nor does it intend to purchase, debt securities, eroded or financial assets, or leases within the scope of the pronouncement. If it does, it will use the prospective transition approach.

NOTE 5. REVENUE

Contract Balances

The timing of revenue recognition, billings, and cash collections may result in trade, unbilled receivables, and deferred revenues on the balance sheets. At times, revenue recognition may occur before the billing, resulting in an unbilled receivable, which would represent a contract asset. The contract asset would be a component of accounts receivable and other assets for the current and non-current portions, respectively. A contract liability is recorded when the Company receives payments prior to earning the revenue.

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NOTE 6. CORRECTION OF ERRORS IN 2022 INTERIM FINANCIAL INFORMATION

Subsequent to the initial issuance of the Company's 2022 financial statements on February 27, 2023, management discovered that the previously issued interim financial statements for the three and nine months ended September 30, 2022 did not properly record the following items in accordance with US GAAP:

(a)	the statement of cash flows inaccurately presented costs associated with the Initial Public Offering in the operating section, instead of the financing section and
(b)	a charge of $152,653 for the exercise of warrants at the time of the Initial Public Offering was incorrectly recorded as expense.

Additionally, management introduced various reclassifications within the statement of cash flows to present in accordance with US GAAP. The following tables summarize the impacts of these error corrections on the Company's interim financial statements for each of the interim periods presented below:

Condensed Balance Sheets	For the nine months ended September 30, 2022 (unaudited)
	As previously reported	Adjustments	As Restated

Total assets	$4,101,162	$–	$4,101,162

Total current liabilities	1,168,426	–	1,168,426

Additional paid-in capital	41,510,853	(152,653)	41,358,200
Accumulated deficit	(38,578,195)	152,653	(38,425,542)
Other	78	–	78
Total stockholders’ equity	2,932,736	–	2,932,736

Total liabilities and stockholders’ equity	$4,101,162	$–	$4,101,162

Condensed Statements of Operations	For the nine months ended September 30, 2022 (unaudited)
	As previously reported	Adjustments	As Restated

Gross profit (loss)	$(10,085)	$–	$(10,085)

Sales and marketing	353,456	–	353,456
Research and development	848,995	–	848,995
General and administrative	3,559,225	(152,653)	3,406,572
Total operating expenses	4,761,676	(152,653)	4,609,023

Total other income (expense)	(1,504,875)	–	(1,504,875)

Net income (loss)	$(6,276,636)	$152,653	$(6,123,983)
Net (loss) allocable to common stockholders	$(6,692,159)	$152,653	$(6,539,506)
(Loss) per share	$(1.21)	$0.04	$(1.17)
Weighted Average common shares outstanding	5,516,238	6,712	5,522,950

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Condensed Statements of Operations	For the three months ended September 30, 2022 (unaudited)
	As previously reported	Adjustments	As Restated

Gross profit (loss)	$(3,573)	$–	$(3,573)

Sales and marketing	159,388	–	159,388
Research and development	290,966	–	290,966
General and administrative	1,184,100	–	1,184,100
Total operating expenses	1,634,454	–	1,634,454

Total other income (expense)	227	–	227

Net income (loss)	$(1,633,033)	$–	$(1,633,033)
Net (loss) allocable to common stockholders	$(1,633,033)	$–	$(1,633,033)
(Loss) per share	$(0.20)	$–	$(0.20)
Weighted Average common shares outstanding	7,821,515	–	7,821,515

Condensed Statements of Cash Flows	For the nine months ended September 30, 2022 (unaudited)
	As previously reported	Adjustments	As Restated

Net income (loss)	$(6,276,636)	$152,653	$(6,123,983)

Adjustments to reconcile net income (loss) to net cash used in operation activities
Depreciation and amortization	141,852	(37,500)	104,352
Non-cash charge settled in equity	–	1,299,507	1,299,507
Prepaids and other current assets	85,081	(127,883)	(42,801)
Accrued and other liabilities	981,504	(921,718)	59,786
Other	889,081	–	889,081
Net cash (used in) operations	(4,179,118)	365,060	(3,814,058)

Net cash (used in) investing activities	(159,622)	–	(159,622)

IPO Issuance costs	–	(365,060)	(365,060)
Others	6,552,318	–	6,552,318
Net cash provided by financing activities	6,552,318	(365,060)	6,187,258

Net cash increase (decrease) for period	$2,213,578	$–	$2,213,578

Condensed Statements of Changes in Stockholders’ Equity	September 30, 2022 (unaudited)
	As previously reported	Adjustments	As Restated

Common Stock	$78	$–	$78
Additional paid-in capital	41,510,853	(152,653)	41,358,200
Accumulated deficit	(38,578,195)	152,653	(38,425,542)
Total stockholders’ equity	$2,932,736	$–	$2,932,736

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NOTE 7. SUPPLEMENTAL FINANCIAL INFORMATION

Balance Sheets

Accrued and other liabilities:

	September 30, 2023	December 31, 2022
Accrued bonus	$265,137	$134,704
Accrued expenses	12,074	35,922
Accrued payroll and related liabilities	46,250	46,250
Accrued interest	48,954	–
Other accrued liabilities	6,704	9,593
Accrued and other liabilities	$379,119	$226,469

NOTE 8. LEASES

Our most recent office lease and sublease expired on June 30, 2022. Rent expense for the three months ended September 30, 2023, and 2022, was $0. Rent expense for the nine months ended September 30, 2023, and 2022, was $0 and $36,070, respectively.

The Company entered into a subleasing agreement in 2021 and realized $0 and $26,340 of sublease income for the nine months ended September 30, 2023, and 2022. Both the lease and sublease are netted within the general & administrative line item in the Condensed Statements of Operations.

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NOTE 9. INTANGIBLE ASSETS

The Company’s intangible assets are as follows:

	September 30, 2023	December 31, 2022

Patents and licenses	$2,233,332	$2,147,728
Other	5,017	5,017
Total intangible assets gross	2,238,349	2,152,745
Less: accumulated amortization	(1,062,141)	(942,538)
Intangible assets, net	$1,176,208	$1,210,207

Patents and licenses costs are accounted for as intangible assets and amortized over the life of the patent or license agreement and charged to research and development.

Amortization expense related to purchased intangible assets was $40,797 and $46,458 for the three months ended September 30, 2023, and 2022, respectively. Amortization expense related to purchased intangible assets was $119,602 and $138,041 for the nine months ended September 30, 2023, and 2022, respectively.

Patents and trademarks are reviewed at least annually for impairment. No impairment was recorded through September 30, 2023, and December 31, 2022, respectively.

Future amortization of intangible assets is as follows:

2023	$41,002
2024	164,008
2025	164,008
2026	164,008
2027 and beyond	643,182
Total	$1,176,208

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NOTE  10. SHORT TERM NOTES, CONVERTIBLE DEBT, AND DERIVATIVE LIABILITIES

Senior Notes Payable

In May 2023, the Company issued $1,437,500 unsecured senior notes that mature on May 16, 2024 (“the Senior Notes Payable”), for cash proceeds of $1,250,000. The Senior Notes Payable contain an original issue discount of 15.0% and accrue interest at an annual rate of 8.0%. The Company incurred issuance costs, recorded as deferred financing costs, of $203,575 relating to due diligence and legal costs associated with the transaction.

The Company evaluated the embedded redemption and contingent interest features in the Senior Notes Payable to determine if such features were required to be bifurcated as an embedded derivative liability. In accordance with ASC 815-40, Derivatives and Hedging Activities, the embedded redemption features and contingent interest feature were accounted for as derivative liabilities at the date of issuance and shall be adjusted to fair value at each reporting date. The Company fair valued such derivative liabilities and recorded a debt discount at issuance of $163,170.

The Company issued warrants to purchase 1,232,156 shares of common stock to the holders (the “Senior Notes Warrants”) with an exercise price of $0.6262 per share. The Company accounted for the warrants in accordance with the guidance contained in ASC 815 “Derivatives and Hedging” whereby under that provision these warrants did not meet the criteria for equity treatment and were recorded as a liability. As such, these warrants are recorded at fair value as of each reporting date with the change in fair value reported within other income in the accompanying consolidated statements of operations as “Change in fair value of warrant liability” until the warrants are exercised, expired or other facts and circumstances lead the warrant liability to be reclassified to stockholders’ equity. The fair value of the Senior Notes Warrants at issuance was $579,818 and was recorded as a debt discount.

In connection with the issuance of the Senior Notes Payable, the Company paid a commitment fee in the form of 339,360 shares of unregistered common stock to the holders. The commitment fee has a fair value at issuance of $175,619 and is recorded as a deferred financing cost.

In September 2023, as agreed to during the issuance of the Senior Notes Payable, the Company exercised their right to an additional financing, issuing $862,500 unsecured senior notes that mature on September 1, 2024 ("the Series B Notes Payable) for cash proceeds of $750,000. The Series B Notes Payable contain an original issue discount of 15.0% and accrue interest at an annual rate of 8.0%. The Company incurred issuance costs, recorded as deferred financing costs, of $92,738 relating to due diligence and legal costs associated with the transaction.

The Company evaluated the embedded redemption and contingent interest features in the Series B Notes Payable to determine if such features were required to be bifurcated as an embedded derivative liability. In accordance with ASC 815-40, Derivatives and Hedging Activities, the embedded redemption features and contingent interest feature were accounted for as derivative liabilities at the date of issuance and shall be adjusted to fair value at each reporting date. The Company fair valued such derivative liabilities and recorded a debt discount at issuance of $153,810.

The resulting debt discounts from the derivative liabilities, warrant liabilities and deferred financing costs were presented as a direct deduction from the carrying amount of that debt liability and amortized to interest expense using the effective interest rate method. For the nine months ended September 30, 2023, the Company recognized $156,266 in amortization of debt discounts and deferred financing costs which is recorded in interest expense.

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The following table reconciles the aggregate amount for the Senior Notes Payable and Series B Notes Payable, as well as the unamortized deferred financing costs and debt discounts relating to the derivative liabilities and warrant liabilities.

	September 30, 2023	December 31, 2022
Note Payable	$2,300,000	$–
Less: Unamortized Discounts and Deferred Financing Costs
Warrants	(521,948)	–
Derivative	(291,903)	–
Deferred financing costs	(758,613)	–
Total notes payable discount	(1,572,464)	–
Note payable, net of discount	$727,536	–

Promissory Notes Payable

In June 2021, the Company issued $2.0 million of promissory notes that matured at the earlier of the consummation of a Qualified Financing or May 31, 2022. The promissory notes incorporated the following major attributes: secured by a lien and security interest on substantially all of the Company’s assets; interest accrues at 33%; holder option to convert the accrued interest into the Company securities being offered in a Qualified Financing at 30% (i.e. 70% discount) of the price being paid by other investors in the Qualified Financing; and automatic conversion in the case of a Qualifying IPO of the accrued interest into the Company securities being offered in the Qualifying IPO at 30% (70% discount) of the price being paid by other investors in the Qualifying IPO. If the promissory notes remained outstanding after May 31, 2022, the Company had the option to extend the promissory notes upon the payment of an extension fee, which consisted of 150,000 warrants (20,080 warrants post-split) with a five-year term, to purchase shares of the Company’s common stock at a price of $ 0.01 per share ($0.0747 post-split).

On April 21, 2022, the registration statement for our IPO was declared effective. In connection with the effectiveness of the IPO registration statement, all accrued interest on the Company's outstanding secured promissory notes was converted into (i) 426,768 post-split common shares and (ii) 426,768 post-split common stock warrants, with a $1,299,507 beneficial conversion rate charged to interest expense.

On April 27, 2022, the Company used $2 million of the IPO proceeds to retire all outstanding secured promissory notes.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Royalty Agreement

The Company has an exclusive license agreement with the Regents of the University of California to make, use, sell and otherwise distribute products under certain of the Regents of the University of California’s patents anywhere in the world. The Company is obligated to pay a minimum annual royalty of $50,000, and an earned royalty of 4% of net sales. The minimum annual royalty will be applied against the earned royalty due for the calendar year in which the minimum payment was made. The license agreements expire upon expiration of the patents and may be terminated earlier if the Company so elects. The U.S. licensed patents that are currently issued expire between 2026 and 2029, without considering any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. The Company recorded royalty costs of $12,500 for the three months ended September 30, 2023, and 2022, respectively, and $37,500 for the nine months ended September 30, 2023, and 2022, respectively, as Cost of Revenue.

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Litigation

To date, the Company has not been involved in legal proceedings arising in the ordinary course of its business. If any legal proceeding occurs, the Company will record a provision for a loss when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated, although litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond the Company’s control. Should any of these estimates and assumptions change or prove to have been incorrect, the Company could incur significant charges related to legal matters that could have a material impact on its results of operations, financial position and cash flows.

NOTE 12. STOCKHOLDERS’ EQUITY

The Company filed an Amended and Restated Certificate of Incorporation on April 21, 2022, as part of the IPO. The Company is authorized to issue two classes of stock to be designated, respectively, “common stock” and “preferred stock.” The total number of shares which the Company is authorized to issue is two hundred twenty million (220,000,000) shares. Two hundred million (200,000,000) shares are authorized to be common stock, having a par value per share of $0.00001. Twenty million (20,000,000) shares are authorized to be preferred stock, having a par value per share of $0.00001. As of September 30, 2023, the Company had 8,230,510 common shares outstanding.

Stockholders’ Vote – Reverse stock split

We held a special meeting of stockholders on March 24, 2023. At the special meeting, our stockholders approved one proposal, which was to grant discretionary authority to our board of directors to (i) amend our certificate of incorporation to combine outstanding shares of our common stock into a lesser number of outstanding shares, or a “reverse stock split,” at a specific ratio within a range of one-for-five (1-for-5) to a maximum of a one-for-fifty (1-for-50) split, with the exact ratio to be determined by our board of directors in its sole discretion; and (ii) effect the reverse stock split, if at all, within one year of the date the proposal was approved by stockholders.

Series A-1, A-2, A-3, A-4, B, B-1, B-2, and B-3 Preferred Stock

Prior to the IPO, the Company had authorized two classes of shares. These classes included shares of common stock and preferred stock. There was one authorized series of shares of common stock and eight existing authorized series of preferred stock: Series A-1, A-2, A-3, A-4, B, B-1, B-2, and B-3.

The Series B, B-1, B-2 and B-3 preferred stock earned a dividend rate is 6.0%. Dividends were cumulative. The accrued and unpaid dividends were payable in shares of common stock in certain events (including an IPO) at the then current fair market value of the common stock.

The preferred shares converted to common shares on a 1:1 pre-split basis immediately prior to the Stock Split on April 21, 2022.

Series A Preferred Stock

In February 2023 the Company sold one (1) share of the Company’s newly designated Series A preferred stock to Jeffrey Thramann, the Company’s Executive Chairman, for a purchase price of $1,000. The share of Series A preferred stock had proportional voting rights that were limited to the proposal to approve a reverse stock split of the Company’s common stock. Following the March 24, 2023, special meeting, the Company redeemed the one outstanding share of Series A preferred stock on March 28, 2023, in accordance with its terms. The redemption price was $1,000. No Series A preferred stock remains outstanding.

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Warrants

Pre-Funded Placement Agent Warrants

During the nine months ended September 30, 2023, the Company issued pre-funded warrants to purchase 100,973 shares of common stock to the placement agent in connection with the Senior Notes Payable issuance discussed in Note 10. The value of the warrants was recorded as a debt discount on the Notes.

Warrants issued with Convertible Notes

During the years ended December 31, 2022, and 2021, the Company issued 17,286 and 58,846 warrants, respectively, to certain investors who participated over an agreed investment minimum amount in the purchase of our convertible notes. The value of the warrants was recorded as a debt discount and expensed based on the fair value. Just prior to the IPO, these common stock warrants were exercised on a net share basis for 60,408 common shares (451,245 pre-split shares).

Warrants issued in connection with the IPO

In connection with the Company’s IPO, all accrued interest on the Company's outstanding secured promissory notes were converted into (i) 426,768 post-split common shares and (ii) 426,768 post-split common stock warrants, with beneficial conversion rates charged to interest expense upon conversion. These warrants have an exercise price of $4.35 per share.

In the IPO, the Company sold 2,165,000 units, at a public offering price of $4.35 per unit. Each unit consisted of (i) one share of common stock and (ii) one common stock warrant (“IPO Warrant”) with an exercise price of $4.35 per share. The common stock and the IPO Warrants were immediately separable and issued separately in the offering. The IPO Warrants are listed and tradeable on the NASDAQ stock market, immediately exercisable at the option of the holder, and expire five years from the date of issuance.

On April 22, 2022, the IPO underwriters partially exercised their over-allotment option for an additional 324,750 IPO Warrants.

In connection with the IPO, we issued to the representative of the underwriters common stock warrants for 173,200 shares with an exercise price of $5.44 per share. The representative's warrants are exercisable commencing October 26, 2022, and will expire on April 26, 2027.

The Company evaluated the terms of all warrants issued at the IPO and determined that they should be classified as equity instruments based upon accounting guidance provided in ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. Since the Company determined that the warrants were equity classified, the Company recorded the proceeds from the IPO, net of issuance costs, within common stock at par value and the balance of proceeds to additional paid in capital.

As of September 30, 2023, 2,489,750 IPO Warrants were outstanding.

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NOTE 13. NET LOSS PER SHARE OF COMMON STOCK

Basic and diluted net loss per share is computed by dividing net loss attributable to stockholders by the weighted average number shares of common stock outstanding during the period and shares issuable for vested restricted stock units. Potentially dilutive outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share for loss periods presented because including them would have been antidilutive.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share attributable to stockholders follows:

	Three Months Ended September 30,
	2023	2022
Numerator:
Net (loss) allocable to common stockholders used to compute basic and diluted loss per common share	$(998,010)	$(1,633,033)
Denominator:
Weighted average shares outstanding used to compute basic and dilutive loss per share	8,210,753	7,812,515
Weighted average shares issuable for vested restricted stock units	316,101	–
Total weighted average shares diluted	8,526,854	7,821,515

	Nine Months Ended September 30,
	2023	2022
Numerator:
Net (loss) allocable to common stockholders used to compute basic and diluted loss per common share	$(3,646,027)	$(6,539,506)
Denominator:
Weighted average shares outstanding used to compute basic and dilutive loss per share	8,053,341	5,522,950
Weighted average shares issuable for vested restricted stock units	202,265	–
Total weighted average shares diluted	8,255,606	5,522,950

The following outstanding potentially dilutive securities were excluded from the weighted average calculation of dilutive loss per share attributable to common stockholders because their impact would have been antidilutive for the period presented:

	September 30, 2023	September 30, 2022

Series A and B convertible preferred stock	–	1,093,039
Warrants	3,809,619	2,076,730
Restricted stock units	780,297	–
Stock options	2,738,820	2,410,148
	7,328,736	5,579,917

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NOTE 14. STOCK BASED COMPENSATION

2022 Aclarion Equity Incentive Plan

On April 21, 2022, in connection with the IPO, the Company adopted the 2022 Aclarion Equity Incentive Plan, or “2022 Plan”. Our board of directors has appointed the compensation committee of our board of directors as the committee under the 2022 Plan with the authority to administer the 2022 Plan. The initial aggregate number of our shares of common stock that may be issued under the 2022 Plan was 2,000,000 shares, subject to adjustments as described in the 2022 Plan.

The 2022 Plan contains an “evergreen” provision, pursuant to which the number of shares of common stock reserved for issuance pursuant to awards under such plan shall be increased on the first day of each year beginning in 2023 equal to the lesser of (a) five percent (5%) of the shares of stock outstanding on the last day of the immediately preceding fiscal year and (b) such smaller number of shares of stock as determined by our board of directors. On January 1, 2023, an additional 393,076 shares were added to the 2022 Plan pursuant to the evergreen provision. As a result, the aggregate number of our shares of common stock that may be issued under the 2022 Plan has been increased to 2,393,076 shares.

Options granted under the 2022 Plan may be incentive stock options or non-statutory stock options, as determined by the administrator at the time of grant of an option. RSUs and restricted stock may also be granted under the 2022 Plan. Grants vest in accordance with the grant terms. Options generally are exercisable for a period of up to 10 years from the grant date.

No options were granted in the three months and nine months ended September 30, 2023.

Nocimed, Inc. 2015 Stock Plan

The Company maintains the Nocimed, Inc. 2015 Stock Plan, or the “Existing Plan”, under which the Company could grant 2,440,931 post-split shares or options of the Company to our employees, consultants, and other service providers. The Company suspended the Existing Plan in connection with the IPO. No further awards will be granted under the Existing Plan, but awards granted prior to the IPO will continue in accordance with their terms and the terms of the Existing Plan.

Determining Fair Value of Stock Options

The fair value of each grant of stock options was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Valuation and Amortization Method —The Company estimates the fair value of its stock options using the Black-Scholes-Merton option-pricing model. This fair value is then amortized over the requisite service periods of the awards.

Expected Term—The Company estimates the expected term of stock option by taking the average of the vesting term and the contractual term of the option, as illustrated by the simplified method.

Expected Volatility—The expected volatility is derived from the Company’s expectations of future market volatility over the expected term of the options.

Risk-Free Interest Rate—The risk-free interest rate is based on the 10-year U.S. Treasury yield curve on the date of grant.

Dividend Yield—The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

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Stock Award Activity

A summary of option activity under the Company’s incentive

plans is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value of Unexercised Options
Balance at December 31, 2022	2,738,820	$1.94	8.4	$0
Options granted	–	–	–
Options exercised	–	–	–
Options forfeited/expired	–	–	–
Balance at September 30, 2023	2,738,820	$1.94	7.7	$0

Exercisable at December 31, 2022	2,169,088	$1.87	8.3	$0
Exercisable at September 30, 2023	2,339,176	$1.90	7.6	$0

The aggregate intrinsic value in the table above of the unexercised options reflects the total pre-tax intrinsic value (the difference between the Nasdaq closing price on September 29, 2023, and the exercise price of the options that would have been received by option holders if all options exercisable had been exercised).

As of September 30, 2023, there was approximately $385,552 of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over the next 24 months.

Restricted Stock Units

In the nine months ended September 30, 2023, the Company granted RSUs under the 2022 Plan that have a combination of time-based and performance-based vesting, contingent upon continued service with the Company. The Company granted certain consultants an aggregate of 541,610 RSUs.

RSU activity under the 2022 Plan was as follows for the nine months ended September 30, 2023:

	RSU’s Outstanding	Weighted-Average Grant-Date Fair value per Unit
Nonvested as of December 31, 2022	446,525	$0.63
Granted	541,610	0.56
Vested	(327,230)	0.65
Forfeited	(29,635)	1.17
Nonvested as of September 30, 2023	631,270	$0.63

The grant date fair value for a RSU is the market price of the common stock on the date of grant. The total share-based compensation expense related to RSUs recognized during the nine months ended September 30, 2023, was $185,086.

As of September 30, 2023, there was approximately $167,775 total unrecognized compensation cost related to non-vested RSUs which is expected to be recognized over the next twelve months.

As of September 30, 2023, the Company is obligated to issue 332,985 shares of common stock associated with vested Restricted Stock Units.

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Stock-based Compensation Expense

The following table summarizes the total stock-based compensation expense included in the Company’s statements of operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Sales and marketing	$79,608	$848	$186,604	$2,544
Research and development	2,055	3,064	7,670	10,400
General and administrative	55,644	697,593	162,195	1,037,882
Total stock-based compensation	$137,307	$701,505	$356,469	$1,050,826

NOTE 15. SUBSEQUENT EVENTS

Common Stock Purchase Agreement

On October 9, 2023, the Company entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and a related registration rights agreement (the “White Lion RRA”) with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”). Pursuant to the Common Stock Purchase Agreement, the Company has the right, but not the obligation to require White Lion to purchase, from time to time, up to $10,000,000 in aggregate gross purchase price of newly issued shares of the Company’s common stock subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

In consideration for the commitments of White Lion, as described above, the Company issued to White Lion 187,500 shares of common stock (the “Commitment Shares”), having a value of $75,000 based upon the closing sale price of common stock on October 6, 2023.

The Company is obligated under the Common Stock Purchase Agreement and the White Lion RRA to file a registration statement with the SEC to register the common stock under the Securities Act of 1933, as amended (the “Securities Act”), for the resale by White Lion of shares of common stock that the Company may issue to White Lion under the Common Stock Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the shares issuable pursuant to the Common Stock Purchase Agreement, the Company’s right to sell shares to White Lion will commence on the effective date of such registration statement and extend until December 31, 2024, unless the Company has exercised its right in full to sell shares to White Lion under the Common Stock Purchase Agreement prior to such date (the period beginning on the effective date and ending on the earlier of such dates, (the “Commitment Period”). During such term, subject to the terms and conditions of the Common Stock Purchase Agreement, the Company shall notify (such notice, a “Purchase Notice”) White Lion when the Company exercises its right to sell shares (the effective date of such notice, a “Notice Date”). The Purchase Notice may be a Fixed Purchase Notice, a Rapid Purchase Notice or a VWAP Purchase Notice, each as described below.

The number of shares sold pursuant to any such notice may not exceed the lesser of (i) 30% of the Average Daily Trading Volume for the Common Stock traded on Nasdaq and (ii) $1,000,000 divided by the highest closing price of the Common Stock over the most recent five business days immediately preceding receipt of the applicable Purchase Notice from the Company, and can be increased at any time at the sole discretion of White Lion, up to 9.99% of the outstanding shares of the Company .

Under a Fixed Purchase Notice, the purchase price to be paid by White Lion for any such shares will equal 85% of lowest daily VWAP of the common stock during a period of five consecutive business days prior to, ending on and including the applicable Notice Date. Under a VWAP Purchase Notice, the purchase price to be paid by White Lion will equal 95% of the VWAP of the common stock during the two consecutive business days commencing on and including the applicable Notice Date. Under a Rapid Purchase Notice, the purchase price to be paid by White Lion will equal 85% of the VWAP of the common stock on the applicable Notice Date, unless notice is provided after 9:00 a.m. New York time on any business day, in which case the purchase price to be paid by White Lion will equal the lowest traded price of the Company’s common stock on the applicable Notice Date.

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The Company may terminate the Common Stock Purchase Agreement at any time in the event of a material breach of the Common Stock Purchase Agreement by White Lion, which shall be effected by written notice being sent by the Company to White Lion; provided, however, that the Company shall have delivered the Commitment Shares to White Lion prior to such termination. In addition, the Common Stock Purchase Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period or (ii) the date that, pursuant to or within the meaning of any bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors. No termination of the Common Stock Purchase Agreement will affect the registration rights provisions contained in the White Lion RRA described below.

On October 23, 2023, the Company issued a Rapid Purchase Notice to White Lion for 300,000 shares and received proceeds of $90,625, net of $5,000 document preparation fees. On October 27, 2023, the Company issued a Fixed Purchase Notice to White Lion for 75,000 shares and received proceeds of $21,484.

Unsecured Non-Convertible Notes

In connection with our unsecured non-convertible note financing in May 2023, we issued to the investor 1,232,156 common stock warrants with a per share exercise price of $0.6262. The $0.6262 per share exercise price of these warrants is subject to a “full ratchet” adjustment if the Company issues securities at an effective per share price lower than the then effective warrant exercise price. In connection with our sale of shares under our equity line on October 27, 2023, the exercise price of these warrants was reduced to $0.2865.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed financial statements and related notes included elsewhere in this Quarterly Report and our audited financial statements and related notes included in our Annual Report on Form 10-K/A for the year ended December 31, 2022, which was filed with the SEC on June 12, 2023. This discussion and analysis and other parts of this Quarterly Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Part II, Item 1A, “Risk Factors” and elsewhere in this Quarterly Report. You should carefully read the “Risk Factors” section of this Quarterly Report and of our Annual Report on Form 10-K/A for the year ended December 31, 2022, which was as filed with the SEC on June 12, 2023, to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

Corporate Information

We currently operate as a Delaware corporation, under the name Aclarion, Inc.

Results of operations

For the Three Months Ended September 30, 2023, and 2022:

The following table summarizes our results of operations for the three months ended September 30, 2023, and 2022.

	Three Months Ended September 30,
	2023	2022	$ Change
Revenue
Revenue	$19,065	$18,222	$843
Cost of revenue	19,558	17,028	2,530
Gross profit (loss)	(493)	1,194	(1,687)

Operating expenses:
Sales and marketing	192,896	159,388	33,507
Research and development	198,252	290,966	(92,714)
General and administrative	770,534	1,184,100	(413,565)
Total operating expenses	1,161,682	1,634,454	(472,772)

Income (loss) from operations	(1,162,175)	(1,633,260)	471,085

Other income (expense):
Interest expense	(166,332)	(2,070)	(164,262)
Changes in value of warrant and derivative liabilities	330,252	–	330,252
Other, net	245	2,297	(2,052)
Total other income (expense)	164,165	227	163,938

Income (loss) before income taxes	(998,010)	(1,633,033)	635,023
Income tax provision	–	–	–
Net income (loss)	$(998,010)	$(1,633,033)	$635,023

Dividends accrued for preferred stockholders	$–	$–	$–
Net income (loss) allocable to common stockholders	$(998,010)	$(1,633,033)	$635,023
Net income (loss) per share allocable to common shareholders	$(0.12)	$(0.20)	$0.08
Weighted average shares of common stock outstanding, basic and diluted	8,526,854	7,821,515	705,339

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Total revenues. Total revenues for the quarter ended September 30, 2023 were $19,065, which was an increase of $843, or 5%, from $18,222 for the quarter ended September 30, 2022. The increase in revenues resulted from slightly stronger patient-pay invoicing.

Cost of Revenue. Direct cost of revenue is comprised of hosting and software costs, field support, UCSF royalty cost, NuVasive commission of 6%, partner fees (Radnet), and credit card fees. Total cost of revenue was $19,558 for the quarter ended September 30, 2023, compared to $17,028 for the quarter ended September 30, 2022, an increase of 15%. This change is due to an increase in hosting and software costs.

Sales and Marketing. Sales and marketing expenses were $192,895 for the quarter ended September 30, 2023, compared to $159,388 for the quarter ended September 30, 2022, an increase of $33,507 or 21%. This increase was driven by Key Opinion Leader restricted stock unit vesting, conferences, and travel expenses, offset in part by higher salary expense for the quarter ended September 30, 2022, related to deferred salary payments to employees.

Research and Development. Research and development expenses were $198,252 for the quarter ended September 30, 2023, compared to $290,966 for the quarter ended September 30, 2022, a decrease of $92,714 or 32%. The decrease was driven by higher salary expense for the quarter ended September 30, 2022, related to deferred salary payments to employees and clinical and reimbursement consulting.

General and Administrative. General and administrative expenses were $770,534 for the quarter ended September 30, 2023, a decrease of $413,565 or 35%, from $1,184,099 for the quarter ended September 30, 2022. Higher expenses overall in the third quarter of 2022 were related to deferred salary payments to employees and share-based compensation true-ups. The third quarter 2023 included increased technical accounting and controller services offset in part by lower D&O insurance expense.

Interest Expense. Interest expense was $166,632 for the quarter ended September 30, 2023, an increase of $164,262, from the $2,070 for the quarter ended September 30, 2022. This increase relates to the two tranches of bridge funding issued in May and September of 2023 (see Note 10 to the financial statements).

For the Nine Months Ended September 30, 2023, and 2022:

The following table summarizes our results of operations for the nine months ended September 30, 2023, and 2022.

	Nine Months Ended September 30,
	2023	2022	$ Change
Revenue
Revenue	$61,607	$37,924	$23,683
Cost of revenue	56,312	48,009	8,303
Gross profit (loss)	5,295	(10,085)	15,380

Operating expenses:
Sales and marketing	577,969	353,456	224,515
Research and development	652,657	848,995	(196,338)
General and administrative	2,524,308	3,406,572	(882,264)
Total operating expenses	3,754,934	4,609,023	(854,088)

Income (loss) from operations	(3,749,640)	(4,619,108)	869,468

Other income (expense):
Interest expense	(214,850)	(1,505,477)	1,290,627
Changes in value of warrant and derivative liabilities	318,452	–	318,452
Other, net	11	602	(591)
Total other income (expense)	103,613	(1,504,875)	1,608,488

Income (loss) before income taxes	(3,646,027)	(6,123,983)	2,477,956
Income tax provision	–	–	–
Net income (loss)	$(3,646,027)	$(6,123,983)	$2,477,956

Dividends accrued for preferred stockholders	$–	$(415,523)	$415,523
Net income (loss) allocable to common stockholders	$(3,646,027)	$(6,539,506)	$2,893,479
Net income (loss) per share allocable to common shareholders	$(0.44)	$(1.17)	$0.73
Weighted average shares of common stock outstanding, basic and diluted	8,255,606	5,522,950	2,732,656

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Total revenues. Total revenues for the nine months ended September 30, 2023 were $61,607, which was an increase of $23,683, or 62%, from $37,924 for the nine months ended September 30, 2022. The increase was related to higher scan volume at research institutions.

Cost of Revenue. Direct cost of revenue is comprised of hosting and software costs, field support, UCSF royalty cost, NuVasive commission of 6%, partner fees (Radnet), and credit card fees. Total cost of revenue was $56,312 for the nine months ended September 30, 2023, compared to $48,009 for the nine months ended September 30, 2022, an increase of 17%. This change is due to the increase in hosting and software costs.

Sales and Marketing. Sales and marketing expenses were $577,969 for the nine months ended September 30, 2023, compared to $353,456 for the nine months ended September 30, 2022, an increase of $224,514 or 64%. This increase was driven primarily by Key Opinion Leader restricted stock unit vesting, society conferences, and travel expenses.

Research and Development. Research and development expenses were $652,657 for the nine months ended September 30, 2023, compared to $848,995 for the nine months ended September 30, 2022, a decrease of $196,338. The decrease was primarily driven by a $123,828 payment to UCSF for the quarter ended September 30, 2022 related to a milestone license payment upon the April 2022 IPO, and higher salary expense for the quarter ended September 30, 2022, related to deferred salary payments to employees.

General and Administrative. General and administrative expenses were $2,524,308 for the nine months ended September 30, 2023, a decrease of $882,264 or 26%, from $3,406,572 for the nine months ended September 30, 2022.

The Company transitioned from private to public with its IPO in April 2022. For the nine months ended September 30, 2022, the Company incurred post-IPO expenses related to bonus payouts and stock compensation expenses, which were not incurred for the nine months ended September 30, 2023. This year-over-year decrease in 2023 was partially offset by increased audit, legal, and board fees for the nine months ended September 30, 2023 .

Interest Expense. Interest expense was $214,850 for the nine months ended September 30, 2023, a decrease of $1,290,626, from the $1,505,477 for the nine months ended September 30, 2022. The decrease in interest expense year-over-year was primarily driven by the $1.3 million beneficial conversion rate charged to interest expense for the conversion of all accrued interest on the Company's outstanding secured promissory notes into common shares and common stock warrants in connection with the effectiveness of the April 2022 IPO. Interest expense for the nine months ended September 30, 2023 is related to the unsecured debt issued in May and September (see Note 10 to the financial statements).

Critical accounting policies and use of estimates

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

The Company derives its revenues from one source, the delivery of Nociscan reports to medical professionals. Revenues are recognized when a contract with a customer exists, and the control of the promised services are transferred to our customers. The amount of revenue recognized reflects the consideration we expect to receive in exchange for those services. Substantially all of our revenues are generated from contracts with customers in the United States.

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Equity-Based Compensation

Certain of our employees and consultants have received grants of common stock options and RSUs in our company. These awards are accounted for in accordance with guidance prescribed for accounting for equity-based compensation. Based on this guidance and the terms of the awards, the awards are equity classified.

Until our April 2022 IPO, we were a private company with no active public market for our common equity. Therefore, we had periodically determined the overall value of our company and the estimated per share fair value of our common equity at their various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of CPA’s Practice Aid. Since a public trading market for our common stock has been established in connection with the completion of our IPO, it will no longer be necessary for us to estimate the fair value of our common stock in connection with our accounting for equity awards we may grant, as the fair value of our common stock will be its public market trading price.

For financial reporting purposes, we performed common stock valuations as a private company with the assistance of a third-party specialist. Subsequent to the initial public offering, the fair value of the Company’s common stock underlying its equity awards is based on the quoted market price of the Company’s common stock on the grant date.

Going Concern

As a result of the Company’s recurring losses from operations and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

On May 16, 2023, the Company entered into a securities purchase agreement with accredited investors for an unsecured non-convertible note financing. The Company received $1,250,000 of gross proceeds, with out-of-pocket issuance costs of $203,575. On September 1, 2023, the Company closed the second tranche of this financing. The Company received an additional $750,000 of gross proceeds, with out-of-pocket issuance costs of $92,738.

As of September 30, 2023, we had cash, including $10,000 of restricted cash, of $171,450. Management is actively managing our cash position and working to secure longer-term funding in the fourth quarter of 2023.

Liquidity and capital resources

Sources of liquidity

To date, we have financed our operations primarily through private placements of preferred shares and debt financing, PPP loans that were forgiven, an equity line of credit, and our IPO on April 21, 2022.

Through September 30, 2023, we raised an aggregate of $31,145,148 of gross proceeds from $19,319,098 of preferred and common stock, $2,928,541 from the sale of convertible notes, $370,191 of PPP loans that were forgiven, and net proceeds of $8,527,318 from the IPO, after underwriter compensation and deductions. We also issued a $2,000,000 promissory note in June 2021 that was repaid in April 2022. On May 16, 2023, the Company entered into a securities purchase agreement with accredited investors for an unsecured non-convertible note financing. The Company received $1,250,000 of gross proceeds, with out-of-pocket issuance costs of $203,575. On September 1, 2023, the Company closed the second tranche of this financing. The Company received an additional $750,000 of gross proceeds, with out-of-pocket issuance costs of $92,738.

As of September 30, 2023, we had cash, including $10,000 of restricted cash, of $171,450. Management is actively managing our cash position and working to secure longer-term funding in the fourth quarter of 2023.

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Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Nine Months Ended September 30,
	2023	2022
	(unaudited)	(restated)

Cash used in operating activities	$(2,913,165)	$(3,814,059)
Cash used in investing activities	(85,603)	(159,622)
Cash provided by financing activities	1,687,412	6,187,258
Net (decrease) increase in cash	$(1,311,356)	$2,213,577

Operating activities

During the nine months ended September 30, 2023, operating activities used $2,913,165 of cash compared to $3,814,059 for the nine months ended September 30, 2022. This use of cash consisted primarily of employee compensation and benefit expense, general liability insurance, contractor compensation, and audit and legal fees. The Company completed their IPO in April 2022. Related to the IPO, the Company paid bonuses, funded a new director and officer insurance policy, and made a $123,828 payment to UCSF related to a license agreement milestone.

Investing activities

During the nine months ended September 30, 2023, and 2022, investing activities used $85,603 and $159,622 of cash, respectively. These investing activities consisted almost entirely of patent and license maintenance.

Financing Activities

During the nine months ended September 30, 2023, net cash provided by financing activities was $1,687,412, which included $2,000,000 of proceeds related to the issuance of an unsecured promissory note, reduced by $312,588 of issuance costs. During the nine months ended September 30, 2022, net cash provided by financing activities was $6,187,258, which included the net of $8,552,318 (net of underwriter compensation and deductions but excluding $25,000 prepayment in 2021), of initial public offering proceeds, minus $365,060 of IPO-related cash issuance costs, and $2,000,000 repayment of promissory notes.

Funding requirements

Developing medical technology products is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate meaningful revenues. Accordingly, we may need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity securities, the ownership interest of existing stockholders may be diluted. Any debt or preferred equity financing, if available, may involve agreements that include restrictive covenants that may limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business, and may require the issuance of warrants, which could potentially dilute existing stockholders’ ownership interests.

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If we raise additional funds through licensing agreements and strategic collaborations with third parties, we may have to relinquish valuable rights to our technology, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds, we may be required to delay, limit, reduce and/or terminate development of our product candidates or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Other contractual obligations and commitments

Our current office lease and sublease expired on June 30, 2022.  The Company does not have any contractual obligations not otherwise on our balance sheet as of September 30, 2023.

Off-balance sheet arrangements

We did not have, during the periods presented, and we do not currently have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Recently issued accounting pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our condensed financial statements appearing in this quarterly report, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Emerging growth company and smaller reporting company status

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of this extended transition period and, as a result, we will not adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for public entities. Accordingly, our financial statements may not be comparable to other public companies that do not elect the extended transition period.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures (as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Exchange Act), that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods required under the SEC’s rules and forms and that the information is gathered and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), to allow for timely decisions regarding required disclosure.

As required by Exchange Act Rule 13a-15, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of the end of the period covered by this report. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer concluded that due to our limited resources our disclosure controls and procedures are not effective in providing material information required to be included in our periodic SEC filings on a timely basis and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure about our internal control over financial reporting discussed below.

Changes in Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was not effective due to material weaknesses related to (1) a limited segregation of duties due to our lack of formal control documentation, limited resources, and the small number of employees, and (2) a lack of adequate accounting resources to properly account for complex accounting transactions. Management has determined that these control deficiencies constitute material weaknesses, which could result in material misstatements of significant accounts and disclosures that could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected. In addition, due to limited staffing, we are not always able to detect minor errors or omissions in reporting.

The Company did engage an outside firm in the third quarter of 2023 to provide accounting support and increased segregation of duties. The Company intends to further leverage the outside firm to establish best practices over time that enhance internal control over financial reporting.

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PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any material legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, could have a material adverse effect on the results of our operations or financial position. There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial stockholder of more than 5% of our common stock is an adverse party or has a material interest adverse to our interest.

Item 1A. Risk Factors.

In addition to the information set forth in this Form 10-Q, you should carefully consider the risk factors disclosed in the Risk Factors section of our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 27, 2023, and an 10-K/A amendment filed June 12, 2023. There have been no material changes to our risk factors from those included in such Annual Report except as noted below. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations. We may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

We are not currently in compliance with the certain continued listing requirements of the Nasdaq Capital Market and a delisting could limit the liquidity of our stock, increase its volatility and hinder our ability to raise capital.

As disclosed above (See Note 1 – Risks and Uncertainties) we are currently not in compliance with certain continued listing requirements of the Nasdaq Capital Market. Nasdaq has afforded the Company compliance periods with respect to these issues and the Company is working to retain compliance with all continued listing rules. There can be no assurance that the Company will be able to maintain the listing of its common stock on Nasdaq.

If our common stock is delisted by Nasdaq, our common stock may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our common stock would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit the ability of shareholders to sell securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, and there can be no assurance that our common stock will be eligible for trading or quotation on any alternative exchanges or markets.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

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Item 6. Exhibits.

The exhibits required by Item 601 of Regulation S-K and Item 15(b) of this Quarterly Report are listed in the Exhibit Index below. The exhibits listed in the Exhibit Index are incorporated by reference herein.

Exhibit Number		Description of Document	Incorporated by reference from Form	Filing Date	Exhibit Number	Filed Herewith

1.1		Underwriting Agreement dated April 21, 2022	8-K	04-27-2022	1.1
3.1		Certificate of Incorporation of the Company	8-K	04-27-2022	3.1
3.2		Bylaws of the Company	8-K	04-27-2022	3.2
3.3		Certificate of Designation of Series A Preferred Stock	8-K	02-17-2023	3.1
4.1		Form of Common Stock Certificate	10-Q	06-06-2022	4.1
4.2		Form of Public Warrant	8-K	04-27-2022	4.1
4.3		Form of Representative’s Common Stock Purchase Warrant	8-K	04-27-2022	4.2
4.4		Description of Securities	10-Q	06-06-2022	4.4
10.1	#	Employment Agreement of Jeff Thramann	S-1/A	03-23-2022	10.1
10.2	#	Employment Agreement of Brent Ness	S-1/A	03-23-2022	10.2
10.3	#	Employment Agreement of John Lorbiecki	S-1/A	03-23-2022	10.3
10.4	#	Form of Aclarion, Inc. 2022 Equity Incentive Plan	S-1	01-06-2022	10.4
10.5		Senior Secured Bridge Note	S-1/A	03-04-2022	10.5
10.6		License Agreement with UCSF the Regents of the University of California	S-1	01-06-2022	10.6
10.7		Amendment to UC License Agreement	S-1/A	03-04-2022	10.7
10.8	**	NuVasive Amended and Restated Commission Agreement dated February 28, 2020	S-1/A	03-23-2022	10.8
10.9		Amended and Restated Investor Rights Agreement dated July 27, 2017	S-1/A	03-23-2022	10.9
10.10		First Amendment to Amended and Restated Investor Rights Agreement dated February 20, 2020	S-1/A	03-23-2022	10.10
10.11		NuVasive SAFE (Simple Agreement for Future Equity) dated February 28, 2020	S-1/A	03-23-2022	10.11
10.12	**	Right of First Offer Agreement	S-1/A	03-23-2022	10.12
10.13		First Amendment to Right of First Offer Agreement	S-1/A	03-23-2022	10.13
10.14		Second Amendment to Right of First Offer Agreement	S-1/A	03-23-2022	10.14
10.15		Convertible Note and Warrant Purchase Agreement	S-1/A	03-23-2022	10.16
10.16		Warrant Agent Agreement dated April 21, 2022	8-K	04-27-2022	10.1
10.17		Siemens Strategic Collaboration Agreement	S-1	01-06-2022	10.17
10.18	#	Aclarion, Inc. 2022 Equity Incentive Plan – Form of Option Grant Notice and Stock Option Agreement	S-1	01-06-2022	10.20

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10.19		Aclarion, Inc. 2022 Equity Incentive Plan – Form of RSU Grant Notice and RSU Agreement	S-1	01-06-2022	10.21
10.20	#	Nocimed, Inc. 2015 Stock Plan	S-8	05-26-2022	99.4
10.21	#	Nocimed, Inc. 2015 Stock Plan – Form of Option Grant Notice and Stock Option Agreement	S-8	05-26-2022	99.5
10.22		Securities Purchase Agreement dated February 16, 2023 between Aclarion, Inc. and Jeffrey Thramann	8-K	02-17-2023	10.1
10.23		Form of Securities Purchase Agreement	8-K	05-17-2023	10.1
10.24		Form of Unsecured Non-Convertible Note	8-K	05-17-2023	10.2
10.25		Form of Common Stock Warrant	8-K	05-17-2023	10.3
10.26		Form of Registration Rights Agreement	8-K	05-17-2023	10.4
10.27		Waiver dated August 14, 2023, related to Unsecured Non-Convertible Notes	8-K	08-14-2023	10.1
10.28		Waiver dated September 1, 2023 related to Unsecured Non-Convertible Notes	8-K	09-01-2023	10.1
10.29		Common Stock Purchase Agreement, dated as of October 9, 2023, by and between White Lion Capital, LLC and Aclarion, Inc.	8-K	10-10-2023	10.1
31.1		Section 302 Certification by the Corporation’s Chief Executive Officer	10-Q	11-14-2023	31.1
31.2		Section 302 Certification by the Corporation’s Chief Financial Officer	10-Q	11-14-2023	31.2
32.1		Section 906 Certification by the Corporation’s Chief Executive Officer	10-Q	11-14-2023	32.1
32.2		Section 906 Certification by the Corporation’s Chief Financial Officer	10-Q	11-14-2023	32.2

101.INS		Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH		Inline XBRL Taxonomy Extension Schema Document
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File (formatted in IXBRL, and included in exhibit 101).

___________________________

#	Indicates management contract or compensatory plan.
**	Certain portions of the exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACLARION, INC.

	By:	/s/ John Lorbiecki
John Lorbiecki
Chief Financial Officer (Principal Financial and Accounting Officer)
Date: November 14, 2023

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